EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 2300, 1055 Dunsmuir Street Bentall 4, PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change September 21, 2015
Item 3	News Release The news release dated September 21, 2015 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

On September 21, 2015, Pretivm announced that it had closed its previously announced US$540 million construction financing package with the Orion Mine Finance Group and Blackstone Tactical Opportunities.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On September 21, 2015, Pretivm announced that it had closed its previously announced US$540 million construction financing package (the “Financing”) with the Orion Mine Finance Group and Blackstone Tactical Opportunities (“Orion and Blackstone”).

The Financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of Pretivm common shares for US$40 million.  US$340 million was advanced to Pretivm at closing.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 28th day of September, 2015.